UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: June 3, 2010

(Summary English Translation of the Notice of the 98th Ordinary General Meeting
of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
     (Stock code: 6586)
June 3, 2010
To the Shareholders of
MAKITA CORPORATION
NOTICE OF THE 98th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                 You are respectfully requested to attend the 98th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.
                 If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
1.	Date: 10 a.m., Friday, June 25, 2010

2.	Place: Head Office of MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
3.	Agenda:
Items to be reported:
1.
The Business Report, Consolidated Financial Statements for the 98th term (from April 1, 2009 to March 31, 2010) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 98th term
Items to be resolved:
No.1               Appropriations of Surplus
No.2               Payment of Bonus to Directors

BUSINESS REPORT
(From April 1, 2009 to March 31, 2010)
1. Matters on the Current Status of Makita
  (1) Progress and Results of Operations
     In the year ended March 31, 2010, economic conditions were much severer than ever before due to the impact of the simultaneous global recession. However, some regions have shown signs of gradual improvement mainly due to the effects of the stimulus packages implemented by major countries and the economic growth in emerging countries. In Europe, while recovery has remained slow in Eastern Europe and Russia, Western Europe such as Germany and France has shown a modest recovery trend. In Asia, China’s steady economic growth has prompted vigorous investments in Southeast Asian countries. In Japan and the United States, economy has been picking up moderately but a full-scale recovery has yet to be seen as shown by sluggish housing starts and other unfavorable factors.
     Meanwhile, the demand for power tools decreased substantially in developed countries compared to before the financial recession in the year before last and has remained sluggish. Some emerging countries, however, led other countries in showing a recovery trend.
     Under these circumstances, Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) implemented group-wide cost reduction activities and steadily reinforced its business infrastructure. In development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In October 2009, Tokyo Technical Center was established to strengthen our infrastructure for improving environmental performance of our small-type engines. In production side, based on Makita’s unique global production system centered on domestic plants that manufacture diverse high-value-added products in small quantities and Chinese plants that function as hubs for mass production, we stepped up our production capacities to continuously produce high-quality brands, while responding to rapidly changing demands in a prompt and flexible manner. In sales side, we rebuilt the buildings of our sales subsidiaries in France, the Netherlands and Poland, thereby enhancing their training functions for retailers. In November 2009, a sales subsidiary was established in Vietnam, resulting in the even further improvement of our sales and after-sales service system which has already been the best in the industry.
     Our consolidated net sales for this year decreased by 16.4% compared to the previous year to 245,823 million yen. This was because of a substantial decrease in demands due to the simultaneous global recession as well as the stronger yen against other currencies as compared to the previous year.
     Profit was adversely affected by a rise in cost of sales ratio due to the lower operation rate of our production sites resulting from production reduction in response to decreased demands. Moreover, approximately 1.6 billion yen worth of assets were impaired as a result of the revaluation of goodwill and long-term assets of Makita Numazu which was acquired in May 2007. Consequently, operating income for the year decreased by 39.3% to 30,390 million yen compared to the previous year (operating income ratio: 12.4%). Meanwhile, income before income taxes decreased by 24.6% to 33,518 million yen compared to the previous year, as a result of a substantial improvement in non-operating income (expenses) compared to the previous year due to such factors as foreign exchange gains (income before income taxes ratio: 13.6%). As a result, net income attributable to Makita Corporation was 22,258 million yen (ratio of net income attributable to Makita Corporation: 9.1%), a decrease of 33.1% compared to the previous year.
     Net Sales results by region were as follows:
     Net sales in Japan decreased by 7.6% compared to the previous year to 42,697 million yen because housing construction demands remained sluggish.
     Net sales in Europe decreased by 20.4% compared to the previous year to 109,106 million yen. This decrease was mainly because the Eastern Europe and Russian markets have yet to reach the stage of recovery, while demands were steady in Germany and France. In addition, the yen’s exchange rate rose against the European currencies.
     Net sales in North America decreased by 18.4% compared to the previous year to 34,509 million yen. Although good sales achieved in the United States during Christmas season mainly in home improvement retailer, demands remained sluggish in the housing market throughout the year.
     Net sales in Asia, against the backdrop of China’s economic growth, demands in Southeast Asia began to recover from the second half of the year. Yet the impact of a decline in demands in the first half of the year was so unfavorable that the annual sales decreased by 16.5% compared to the previous year to 18,373 million yen.

     With respect to other regions, while sales in Central and South America, particularly Brazil, were steady, the stronger yen against the local currencies than the previous year resulted in a sales decreased by 9.0% compared to the previous year to 15,228 million yen. In Oceania, although demands were steady in Australia, sales decreased by 0.7% compared to the previous year to 13,116 million yen. In the Middle East and Africa, sales decreased by 22.3% compared to the previous year to 12,794 million yen because market conditions were severe due partly to the impact of the Dubai shock.
     Overall, overseas sales accounted for 82.6% of total sales.
(2) Management Challenges
     Regarding the future forecast, competition among companies is expected to intensify due to modest recovery of demand in developed countries. In emerging countries in Asia and other regions where construction demands are continuously expected in housing and others, markets with a strong orientation toward low-price products are likely to emerge. With trends in raw material prices and the foreign exchange market being unpredictable, Makita is expected to continue facing a challenging business environment.
     Duly noting these circumstances, Makita aims to build a strong brand equity and to become a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of products such as power tools for professional use, pneumatic tools, and gardening equipments. This is to be accomplished by the ability to develop new products that satisfy professional users, by global production structure that achieves both high quality and price competitiveness, as well as sales and after-sales service structure that secure the Company to lead the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. In addition, sales activities to professional users will be promoted, and activities to maintain and improve our sales and after-sales service will be aggressively promoted.
     In closing, we would like to thank you for your ongoing support and ask you for continued backing.
(3) Capital Expenditures
     During the term, Makita allocated 10,837 million yen for its capital expenditures. These funds used by the Company amounted to approximately 3.7 billion yen. This reflected mainly capital expenditures for metal molds for new products, the relocation of sales office building in Nagoya, and the establishment of Tokyo Technical Center. These funds also used by subsidiaries amounted to approximately 7.1 billion yen. This reflected mainly capital expenditures for construction of buildings and machinery equipment of China plant, and each new sales office in the Netherlands and Poland.
(4) Financial Position and Results of Operations for the Recent 4 Fiscal Years

Description	95th term	96th term	97th term	98th term
	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
	2007)	2008)	2009)	2010)

Net sales (in millions of yen)	279,933	342,577	294,034	245,823

Operating income (in millions of yen)	48,176	67,031	50,075	30,390

Income before income taxes (in millions of yen)	49,724	66,237	44,443	33,518

Net income attributable to Makita Corporation (in millions of yen)	36,971	46,043	33,286	22,258

Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (in yen)	257.27	320.30	236.88	161.57

Total assets (in millions of yen)	368,494	386,467	336,644	349,839

Total Makita Corporation Shareholders’ equity (in millions of yen)	302,675	316,498	283,485	297,207

Notes:	1.	Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
	2.	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders is computed based on the average number of common stock outstanding during the term.
	3.	Amounts of less than 1 million yen have been rounded.
	4.	The consolidated financial statements for the fiscal years ended March 31, 2007, 2008 and 2009 have been restated

to conform to the presentation for the fiscal year ended March 31, 2010.
(5) Significant Subsidiaries

Company Name	Capital		Ownership ratio		Principal Business
	(thousands)		(%)
Makita U.S.A. Inc.	U.S.$	161,400	100.0		Sales of electric power tools
Makita (U.K.) Ltd.		£21,700	100.0	*	Sales of electric power tools
Makita France SAS	Euro	12,436	55.0	*	Sales of electric power tools
Makita Werkzeug G.m.b.H (Germany)	Euro	7,669	100.0	*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0	*	Sales of electric power tools
Makia Gulf FZE (U.A.E.)	Dirham	22,391	100.0		Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	65,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	25,000	100.0		Manufacture of electric power tools
Makita (Australia) Pty. Ltd.	A$	13,000	100.0		Sales of electric power tools

Note:	The ownership ratios with asterisks include the shares owned by the subsidiaries
(6) Principal Operations
     Makita is primarily involved in the production and sales of electric power tools such as cordless impact drivers, rotary hammers, circular saws and angle grinders, pneumatic tools such as air nailers and tackers, gardening equipment such as hedge trimmers and petrol brushcutters, and household tools such as cordless cleaners.
(7) Principal Sales Offices and Plants
     1. Makita Corporation

Head office	Anjo (Aichi)
Sales offices	Tokyo, Nagoya, Osaka
Plant	Okazaki (Aichi)

     2. Subsidiaries

For Sales
Makita U.S.A. Inc.	Los Angeles (United States)
Makita (U.K.) Ltd.	London (United Kingdom)
Makita France SAS	Bussy-Saint-Georges (France)
Makita Werkzeug G.m.b.H	Duisburg (Germany)
Makita Oy	Helsinki (Finland)
Makita Gulf FZE	Dubai (U.A.E.)
Makita (Australia) Pty. Ltd.	Sydney (Australia)

For Production and Sales
Makita (China) Co., Ltd..	Kunshan (China)

For Production
Makita (Kunshan) Co., Ltd	Kunshan (China)

     (8) Employees
          1. Employees of Makita

Number of Employees	Increase/Decrease
10,328	84 (Decrease)

          2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,865	31 (Decrease)	40.8	19.3

2. Shareholding Status of the Company

(1) Total number of shares authorized to be issued by the Company:	496,000,000 shares

(2) Total number of shares outstanding:	137,760,402 shares
(excluding treasury stock of 2,248,358 shares)

(3) Number of shareholders: 15,272

(4) Major Shareholders:

Name of Shareholders	Units	Ownership ratio
	(thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8,193	5.94
Japan Trustee Services Bank, Ltd. (Trust account)	6,802	4.93
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,213	3.05
Nippon Life Insurance Company	4,013	2.91
The Bank of New York Mellon as Depositary Bank for DR Holders	3,896	2.82
Makita Cooperation Companies’ Investment Association	3,875	2.81
Maruwa, Ltd.	3,669	2.66
Sumitomo Mitsui Banking Corporation	2,900	2.10
State Street Bank & Trust Company 505225	2,348	1.70
Masahiko Goto	1,987	1.44

Note:	The Ownership ratio is calculated based on the total number of shares outstanding (excluding treasury stock) at the end of the term.

3. Directors and Statutory Auditors of the Company
     (1) Directors and Statutory Auditors

Title	Name	Position at the Company and Important concurrent posts
President*	Masahiko Goto
Director Managing Corporate Officer	Yasuhiko Kanzaki	In Charge of International Sales and General Manager of International Sales Headquarters: Europe, Middle East, Africa Region
Director Managing Corporate Officer	Tadayoshi Torii	In Charge of Production and General Manager of Production Headquarters
Director Managing Corporate Officer	Shiro Hori	In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region
Director Corporate Officer	Tomoyasu Kato	General Manager of Research and Development Headquarters (In Charge of Research and Development)
Director Corporate Officer	Tadashi Asanuma	In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area
Director Corporate Officer	Hisayoshi Niwa	General Manager of Quality Headquarters
Director Corporate Officer	Shinichiro Tomita	General Manager of Research and Development Headquarters (In Charge of Product Development)
Director Corporate Officer	Tetsuhisa Kaneko	General Manager of Purchasing Headquarters
Director Corporate Officer	Yoji Aoki	General Manager of Administration Headquarters
Director	Motohiko Yokoyama	President and Representative Director of JTEKT Corporation
Standing Statutory Auditor	Toshihito Yamazoe
Standing Statutory Auditor	Haruhito Hisatsune
Statutory Auditor	Masafumi Nakamura	Certified Public Accountant Professor in the Graduate School of Business at Aichi Shukutoku University
Statutory Auditor	Michiyuki Kondo	Attorney at Law

Notes:	1.	The asterisk denotes Representative Director.

	2.
In order to promote swift execution of group strategies and strengthen the business affairs of Makita, the Company introduced the corporate officer system effective June 25, 2009. Corporate officers consist of 15 members including 10 directors excluding an outside director.

	3.	Changes of Directors during the term
(1)	At the 97th Ordinary General Meeting of Shareholders held on June 25, 2009, the following Directors were retired from their respective offices.

Managing Director Masami Tsuruta
Director Director Director	Kenichiro Nakai Zenji Mashiko Toshio Hyuga
(2)	At the 97th Ordinary General Meeting of Shareholders held on June 25, 2009, the following Director newly elected and assumed office.

Director	Yoji Aoki

(3)	On June 25, 2009, the following changes of Director’s titles and positions were made.

Name	After	Before
Tadayoshi Torii	Director, Managing Corporate Officer In Charge of Production and General Manager of Production Headquarters	Director, General Manager of Production Headquarters
Shiro Hori	Director, Managing Corporate Officer In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region	Director, General Manager of International Sales Headquarters:America, Asia and Oceania Region and International Administration
Tomoyasu Kato	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Research and Development)	Director, General Manager of Research and Development Headquarters
Tadashi Asanuma	Director, Corporate Officer In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area	Director, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Shinichiro Tomita	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Product Development)	Assistant General Manager of Production Headquarters: China Plant

4.	Changes of Director’s positions after the term
(1)	On April 1, 2010, the following change of Director’s position was made.

Name	After	Before
Tadashi Asanuma	Director, Corporate Officer In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters	Director, Corporate Officer In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area

(2)	On May 1, 2010, the following changes of Director’s positions were made.

Name	After	Before
Shinichiro Tomita	Director, Corporate Officer General Manager of Purchasing	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Product Development)
Tetsuhisa Kaneko	Director, Corporate Officer General Manager of Production Headquarters: China Plant	Director, Corporate Officer General Manager of Purchasing Headquarters

5.	Mr. Motohiko Yokoyama is an Outside Director.

6.	Messrs. Haruhito Hisatsune, Masafumi Nakamura, and Michiyuki Kondo are Outside Statutory Auditors.

7.
The Company has designated Mr. Motohiko Yokoyama, a Director, and Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Independent Director(s)/Statutory Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.

8.	Mr. Haruhito Hisatsune, Standing Statutory Auditor, has a substantial amount of expertise in finance and accounting, including experience working at financial institution for many years.

9.	Mr. Masafumi Nakamura, Statutory Auditor, is a certified public accountant and has a substantial amount of expertise in finance and accounting.

(2) Total Amounts of Remuneration and Bonus to Directors and Statutory Auditors

Classification	Number of payment recipients	Aggregate amount paid (in millions of yen)
Directors	15	231
Statutory Auditors	4	41
Total	19	272

Notes: 1.
The aggregate amount of remuneration includes the remuneration paid to the 4 directors during their terms of service, who retired at the conclusion of the 97th Ordinary General Meeting of Shareholders held on June 25, 2009.

2.	The aggregate amount of remuneration includes the amount of 31 million yen paid to Outside Executives (1 Outside Director and 3 Outside Statutory Auditors).

3.
The aggregate amount paid to Directors includes the amount of 96 million yen for the bonuses to be paid to 10 Directors (excluding 1 Outside Director), which will be resolved at the 98th Ordinary General Meeting of Shareholders.

4.
Other than the above, as employee salaries (including bonuses), the amount of 101 million yen was paid to 11 Directors including 3 of the 4 Directors concurrently serving as employees who retired from their respective offices during the term.

5.	Other than the above, the amount of 62 million yen was paid to 3 of the 4 Directors who retired from their respective offices during the term as retirement allowance.

The Company terminated the retirement allowance plan for Directors and Statutory Auditors at the Ordinary General Meeting of Shareholders held on June 29, 2006. It was resolved that payment of retirement allowance be made when the relevant Director or Statutory Auditor resigns his office, and that specific amount and payment methods for each Director should be decided by the Board of Directors and such matters for Statutory Auditors should be decided through discussions among Statutory Auditors.

6.
The maximum amounts of annual remuneration for all Directors and Statutory Auditors, each of which was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989, is 240 million yen (excluding bonuses and the amounts paid to Directors who concurrently serve as employees as employee salaries) and 60 million yen, respectively.

(3) Outside Director and Statutory Auditors
1.	Director, Motohiko Yokoyama
(i) Relation between important organization of concurrent post and Makita
     Makita purchases parts, machinery and equipment from JTEKT Corporation and its group companies.
(ii) Major activities during the term
     Mr. Yokoyama attended 9 of 13 meetings of the Board of Directors (attendance rate: 69%) during the term. At the attended meetings, he expressed his opinions as necessary from the top management perspective of the core company of Toyota Group which is a world’s leading corporate group.
(iii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
2.	Statutory Auditor, Haruhito Hisatsune
(i) Major activities during the term
     Mr. Hisatsune attended all meetings of the Board of Directors and of the Statutory Auditors. At the attended meetings, he expressed his opinions from his independent position as necessary.
(ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Hisatsune which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

3.	Statutory Auditor, Masafumi Nakamura
(i) Major activities during the term
     Mr. Nakamura attended 11 of 13 meetings of the Board of Directors (attendance rate: 85%) and 12 of 13 meetings of the Statutory Auditors (attendance rate: 92%) during the term. At the attended meetings, he expressed his opinions from the professional perspective of certified public accountant.
(ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
4.	Statutory Auditor, Michiyuki Kondo
(i) Major activities during the term
     Mr.Kondo attended 12 of 13 meetings of the Board of Directors (attendance rate: 92%) and all meetings of the Statutory Auditors. At the attended meetings, he expressed his opinions from the professional perspective of attorney at law.
(ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Kondo which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
4. Accounting Auditors
  (1) Name of Accounting Auditor: KPMG AZSA & Co.
  (2) Amount of Remuneration of Accounting Auditor for this term

Amount of payment (in millions of yen)
1. Amount of remuneration for accounting auditors to be paid by the Company	292 million yen
2. Total amount of remuneration for accounting auditors to be paid by the Company and its subsidiaries	309 million yen

Notes: 1.
As the audit agreement between the Company and its accounting auditors does not differentiate remuneration for audit under the Company Law of Japan from the one for audit under Financial Instruments and Exchange Law, the amount shown in 1. above represents total remuneration for both audits.

2.	KPMG AZSA & Co. is a member firm of KPMG International and the accounting audits of all principal subsidiaries of the Company are conducted by member firms of KPMG International.
(3) Decision-Making Policy on Dismissal or Non-Reappointment of Accounting Auditor
     If the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Statutory Auditors shall dismiss such accounting auditor with the consent of all the Statutory Auditors. In the case of such dismissal, such dismissal and reasons therefor shall be reported to the first General Meeting of Shareholders to be held after such dismissal.
     In addition, if it is identified as difficult for the accounting auditor to properly conduct audits as a result of any reason that may harm independence of the accounting auditor, the Board of Directors will submit an agenda concerning non-reappointment of such accounting auditor to a General Meeting of Shareholders with a consent of the Board of Statutory Auditors or upon a request of the Board of Statutory Auditors.
5. Systems and Policies of the Company
(1)
Systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems necessary for ensuring that the company’s operation will be conducted appropriately

1.	Systems to ensure that the duties of Directors and employees are executed in compliance with laws and regulations and the Articles of Incorporation
(i)	The Board of Directors establishes the Code of Ethics and the Guidelines to the Code of Ethics as the principles for all Executives, and employees of Makita and each of the Directors shall keep all Corporate Officers and employees informed of and in compliance with such ethics.
(ii)
In order to ensure corporate ethics and compliance, a system to discover problems within the Company is created by establishing consulting facility as well as Internal Reporting Policy. In addition, an inquiry window shall be established on the Company’s website to receive opinions and suggestions from outside the Company concerning accounting, internal controls and auditing.

(iii)	An Internal Audit Department is established that conducts internal audit as deemed necessary.
2.	Systems concerning the retention and management of information regarding the execution of duties by Directors
     Information regarding the execution of duties by Directors shall be appropriately kept and managed in accordance with internal regulations such as the Regulations of the Board of Directors and the Regulations on Corporate Approval. Directors and Statutory Auditors shall have access to such information.
3.	Rules and other systems for risk management
(i)
Each Director has the power and responsibility to build a risk management system in Makita in the business areas of which they are in charge, and in the case where a significant event affecting the management of the Company arises, the Director shall report such event to the Board of Directors and Board of Statutory Auditors.

(ii)	Rules and guidelines on risk management regarding quality control, accident prevention, cash management and others, shall be established as necessary and operated by each department.
4.	Systems to ensure the efficient execution of Director’s duties
(i)
A regular meeting of the Board of Directors shall be held once a month and extraordinary meetings shall be held whenever necessary. In addition, pursuant to management policy decided by the Board of Directors, priority targets shall be established for each department in each fiscal year. Each Director shall execute his duty to accomplish relevant target and the Board of Directors shall oversight the progress and performance thereof.

(ii)
The Board of Directors establish standards concerning management structure and organization, positions, divisions of functions and duties and powers, which constitute the basis for implementing management policy, and operates business systematically and efficiently.

(iii)
The Board of Directors introduces the Corporate Officer system in order to promptly implement Makita strategy and strengthen the operational organization, and thereby make the business operation flexible and efficient.

5.	Systems to ensure the adequacy of business operations within Makita
(i)
Each of all subsidiaries is under control of Directors who are in charge of such subsidiary and important management matters and matters concerning misconduct shall be reported appropriately to such Director in accordance with the Reporting Policy. The Director who is in charge of such subsidiary, upon receipt of such report, shall inform the Board of Directors of the status of supervision when necessary.

(ii)	The Board of Directors establish policies on documentation and assessment of internal controls of financial reporting of Makita.

(iii)	In order to enhance the corporate governance of Makita, Outside Directors shall be appointed.

(iv)
For supervision and review of internal control systems of Makita by Statutory Auditors, a system shall be established for Statutory Auditors to cooperate with the Internal Audit Department and other related division and to receive report from Accounting Auditors.

6.	Matters concerning employees posted to assist the duties of the Statutory Auditors when the Statutory Auditors so require and such employees’ independence from Directors
     Necessary personnel be posted to assist the duties of the Statutory Auditors. In order to ensure the independence of such employees from Directors, the consent of the Board of Statutory Auditors is required for the appointment and change of such employees.

7.	Systems in accordance with which the Directors and employees report to the Statutory Auditors and other systems concerning reports to the Statutory Auditors
(i)
Directors, Corporate Officers and employees shall report to the Statutory Auditors with respect to matters that may cause significant damage to the Company, important management matters, matters concerning misconduct, status of structures and operation of the internal control system, and the operation of internal hotline system and the results of reports received under such system.

(ii)
The Company shall prepare a system that enables the Statutory Auditors to request reports from Directors, Corporate Officers and employees when necessary and that the Board of Statutory Auditors to exchange opinions with the Directors and Accounting Auditors.

8.	Other systems to ensure that audits by the Statutory Auditors will be conducted effectively
(i)
In order to enhance the supervisory function of the Board of Statutory Auditors over Accounting Auditors, “Policies and Procedures concerning Prior Approval of Auditing and Non-Auditing Services” shall be established. In addition, to ensure that audits by the Statutory Auditors will be conducted effectively, audit shall be conducted in accordance with standards for audit by Statutory Auditors.

(ii)	Full amount of the compensation to Statutory Auditors shall be fixed so that the independence of the Statutory Auditors can be secured.
9.	Systems to ensure elimination of antisocial forces
     From the viewpoint of corporate social responsibility, Makita will consistently take a resolute stance against involvement in, and have absolutely no relationship with, the activities of antisocial forces that may threaten the order and the security of civil society.
(i)
The Company’s policy of “no intervention by antisocial forces has been permitted” is publicly announced, both internally and outside the Company, by expressly stipulating such in the management policy/quality policy and by displaying such on the Company’s homepage.

(ii)
Ban on transactions with antisocial forces are expressly stated in the “Guidelines to the Code of Ethics for Makita”, which prescribes the standards for officer and employee conduct applicable in the execution of their tasks. Each Director shall keep all Corporate Officers and employees informed of and in compliance with such prohibition.

(iii)
The Company has been liaising closely with the police and external related organizations, including the Foundation for Aichi Residents’ Conference for Violence, and endeavors to prevent any involvement in activities of antisocial forces, any damage caused thereby, and others.

(iv)
In addition to collecting information relevant to activities of antisocial forces from the police and external related organizations, the Company voluntarily participates in seminars. Also, the Company endeavors to share information within the Company and related departments of Makita.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2010)
(Millions of Yen)

(Assets)		(Liabilities)

Current assets	253,797	Current liabilities	42,461

Cash and cash equivalents	62,290	Short-term borrowings	385

Time deposits	8,383	Trade notes and accounts payable	18,359

Short-term investments	33,639	Accrued payroll	6,835

Notes	2,214	Accrued expenses and other	15,120

Accounts	43,680	Income taxes payable	1,722

Less- Allowance for doubtful receivables	(1,010)	Deferred income taxes	40

Inventories	88,811

Deferred income taxes	6,434	Long-term liabilities	7,705

Prepaid expenses and other current assets	9,356	Long-term indebtedness	544

		Accrued retirement and termination benefits	3,778

Property, plant and equipment, at cost	73,200	Deferred income taxes	677

Land	19,050	Other liabilities	2,706

Buildings and improvements	70,668

Machinery and equipment	74,652	(Shareholders’ equity)

Construction in progress	2,257	Common stock	23,805

Less- Accumulated depreciation	(93,427)	Additional paid-in capital	45,420

		Legal reserve and retained earnings	276,459

Investments and other assets	22,842	Legal reserve	5,669

Investment	15,166	Retained earnings	270,790

Goodwill	721	Accumulated other comprehensive income (loss)	(42,032)

Other intangible assets, net	4,664

Deferred income taxes	1,611	Treasury stock, at cost	(6,445)

Other assets	680

		Total Makita Corporation shareholder’s equity	297,207

		Noncontrolling interest	2,466

		Total equity	299,673

Total assets	349,839	Total liabilities, and equity	349,839

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2009 to March 31, 2010)
(Millions of Yen)

Net sales		245,823

Cost of sales		149,938

Gross profit		95,885

Selling, general and administrative and other expenses		65,495

Operating income		30,390

Other income (expenses):

Interest and dividend income	881

Interest expense	(71)

Exchange gains on foreign currency transactions, net	2,044

Realized gains on securities, net	274	3,128

Income before income taxes		33,518

Provision for income taxes:

Current	8,760

Deferred	2,192	10,952

Net income		22,566

Less: Net income attributable to the noncontrolling interest		(308)

Net income attributable to Makita Corporation		22,258

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME(LOSS)
(From April 1, 2009 to March 31, 2010)
(Millions of Yen)

For the year ended March 31, 2010
	Makita Corporation shareholders’ equity						Non- controlling interest	Total	Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock			Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

Purchases and disposal of treasury stock, net						(10)		(10)

Cash dividends				(8,955)			(197)	(9,152)

Capital transactions and other							181	181

Comprehensive income (loss)

Net income				22,258			308	22,566	22,258	308	22,566

Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)

Unrealized holding gains (losses) on available-for- sale securities					2,430			2,430	2,430		2,430

Pension liability adjustment					930			930	930		930

Total comprehensive income (loss)									22,687	221	22,908

Ending balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Notes to Consolidated Financial Statements
Important Basic Matters for Preparation of Consolidated Financial Statements
Scope of consolidation
Number of consolidated subsidiaries: 48
Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita (U.K.) Ltd.,
Makita France SAS, Makita Werkzeug G.m.b.H (Germany),
Makita Oy (Finland),
Makita Gulf FZE (U.A.E.)
Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd.,
Makita (Australia) Pty Ltd., etc.
Significant Accounting Policies
1. Basis of presentation
The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) pursuant to Article 3 of Supplementary provision of the Ordinance for Corporate Accounting (Ordinance of the Ministry of Justice No.46 2009). However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
2. Valuation of Short-term investments and Investments
The Company conforms to Accounting Standards Codification (“ASC”) 320, “Investments-Debt and Equity Securities” (former Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities, ”).
Held-to-maturity securities:	Amortized cost

Available-for-sale securities:	Fair market value as of fiscal year-end All valuation allowances are credited to shareholders’ equity. The cost of securities sold is based on the moving-average method.
3. Valuation of inventories
Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Inventory costs include raw materials, labor and manufacturing overheads.
4. Depreciation method of fixed assets
Tangible fixed assets:
Depreciation of tangible fixed assets of the Company is computed by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

Goodwill and other intangible assets:
With respect to goodwill, in compliance with ASC 350, “Intangibles –Goodwill and Other” (former SFAS No.142 “Goodwill and Other Intangible Assets,”), amortization is not performed, but impairment testing is carried out at least once a year in principle. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

5. Allowances
Allowance for doubtful receivables:
The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables.

Retirement and termination allowances:
In accordance with ASC 715, “Compensation-Retirement Benefits ” (former SFAS No.87 “Employers’ Accounting for Pensions” and SFAS No.158 “Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans,”), pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.
Each overfunded plans and postretirement plans are recognized as an asset and each underfunded plan and postretirement plans are recognized as a liability.
Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
7. Changes in principles, procedures and disclosures of the accounting policies concerning consolidated financial statements preparation
Starting with this fiscal year beginning April 1, 2009, the Company has adopted ASC 810, “Consolidation” (former SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”). This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests is now included in consolidated net income on the face of the consolidated income statements.
This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption did not give rise to any material effect on the Company’s consolidated results of operations and financial position.
Notes to Consolidated Balance Sheet
Guarantee (contingent liabilities):	8 million yen
Notes to Consolidated Statement of Income
Selling, general and administrative expenses include the followings

Impairment losses of goodwill:	1,251 million yen

Impairment losses of long-term asset:	354 million yen
Loss due to impairment is recognized with respect to goodwill and some other long-term assets accrued at the time of the acquisition of Makita Numazu shares.

Notes to Consolidated Statement of Shareholders’ Equity
1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	140,008,760 shares	-	-	140,008,760 shares

2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	2,244,755 shares	3,713 shares	110 shares	2,248,358 shares

(Reasons for the change)
The reason for the increase is the purchases of fractional shares: 3,713 shares.
The reason for the decrease is the sales of fractional shares: 110 shares.
Notes to financial instruments
1. Matter regarding status of financial instruments
Makita carries out short-term and other investments in order to secure profits on a stable basis. Short-term investment consists primarily of MMF (Money Management Fund) and FFF (Free Financial Fund). Other investment is made mainly in marketable shares (shares other than those purely for investment purpose). Long-term liabilities comprise long-term loans from banks and capital-lease obligations. Forward exchange contracts were entered into and currency options were purchased with the aim of reducing such market risks as foreign exchange rate fluctuations.
2. Matter regarding such as market value of financial instruments
The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Other Accrued Expenses
The carrying amounts approximate fair value because of the short maturities of those instruments.
(2) Long-term Time Deposits
The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.
(3) Short-term investments and Investments
The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired. Nonmarketable securities amounted to 402 million yen as of March 31,2010.
(4) Long-term Indebtedness
The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.
(5) Other Derivative Financial Instruments
The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.
The estimated fair value of the financial instruments was as follows:

	March 31, 2010
	(Millions of yen)
	Carrying Amount	Fair Value	Amount of difference

Short-term investments	33,639	33,640	1
Investments	14,764	14,704	(60)
Long-term time deposits	3	3	-
Long-term indebtedness including current maturities	(824)	(832)	(8)
Foreign currency contracts:
Assets	25	25	-
Liabilities	(301)	(301)	-
Currency option contracts:
Liabilities	(4)	(4)	-
(6) Limitation
The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.
These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Notes to Information Per Share

Total Makita Corporation shareholders’ equity per share	2,157.42	yen
Total Makita Corporation shareholders’ equity per share attributable to common stock was computed based on following;
Total Makita Corporation shareholders’ equity in the balance sheet	297,207	million yen
Total Makita Corporation shareholders’ equity available to common stock	297,207	million yen
Number of shares outstanding (excluding treasury stock) as of March 31, 2010	137,760,402	shares

Earning per share (Basic) Net income attributable to Makita Corporation common shareholders	161.57	yen
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders was computed based on following;
Net income attributable to Makita Corporation in the statement of income	22,258	million yen
Net income attributable to Makita Corporation available to common stock	22,258	million yen
Average number of outstanding shares of common stock	137,762,051	Shares

BALANCE SHEET
(As of March 31, 2010)
(Millions of Yen)

(Assets)		(Liabilities)

Current assets	76,697	Current liabilities	13,317

Cash and time deposits	5,318	Trade notes payable	224

Trade notes receivable	238	Trade accounts payable	5,732

Trade accounts receivable	17,903	Other accounts payable	1,826

Marketable securities	26,575	Corporate and inhabitant income taxes payable	73

Finished goods and merchandise	9,336	Accrued expenses	4,145

Work-in-process	1,140	Allowance for officers bonuses	96

Raw materials and supplies	1,395	Allowance for product warranties	389

Short-term loans receivable	11,231	Other	832

Deferred tax assets	2,420	Long-term liabilities	2,746

Other	1,146	Retirement and termination allowances	183

Allowance for doubtful accounts	(5)	Estimated retirement allowances for directors and Statutory auditors	384

Fixed assets	150,085	Long-term accounts payable	1,116

Tangible fixed assets	37,791	Deferred tax liabilities	1,063

Buildings	20,492

Structures	721

Machinery and equipment	2,158

Vehicles and transportation equipment	23	Total liabilities	16,063

Tools, furniture and fixtures	1,614

Land	12,758	(Net assets)

Construction in progress	25	Shareholders’ equity	206,913

Intangible fixed assets	3,388	Common stock	24,206

Software	465	Capital surplus	47,525

Industrial property	2,709	Additional paid-in capital	47,525

Other intangible fixed assets	214	Retained earnings	141,627

Investment and other assets	108,906	Legal reserve	5,669

Investment securities	22,223	Other retained earnings	135,958

Stocks of affiliates	54,981	Reserve for dividend	750

Investment in affiliates	24,269	Reserve for technical research	1,500

Long-term loans receivable	1,269	Reserve for deduction entries	962

Lease deposits	360	General reserves	85,000

Prepaid pension expenses	5,767	Retained earnings carried forward	47,746

Other	54	Treasury stock	(6,445)

Allowance for doubtful accounts	(17)	Valuation and translation adjustments	3,806

		Net unrealized gains on securities	3,806

		Total net assets	210,719

Total assets	226,782	Total liabilities and net assets	226,782

STATEMENT OF INCOME
(From April 1, 2009 to March 31, 2010)
(Millions of Yen)

Net sales		82,657

Cost of sales		57,869

Gross profit		24,788

Selling, general, administrative and other expenses		25,211

Operating losses		423

Non-operating income

Interest and dividend income	7,104

Other non-operating income	756	7,860

Non-operating expense

Exchange losses on foreign currency transactions	16

Other non-operating expense	2	18

Ordinary profit		7,419

Special profit

Gains on the sale of fixed assets	3

Gains on the sale of investment securities	193	196

Special loss

Losses on the sale and disposal of properties	367

Unrealized losses on stock of subsidiaries	2,455

Other	97	2,919

Income before income taxes		4,696

Tax provision, current	508

Tax provision, deferred	933	1,441

Net income		3,255

STATEMENT OF CHANGES IN NET ASSETS
(From April 1, 2009 to March 31, 2010)
(Millions of Yen)

Shareholders’ equity
Common stock
Beginning balance	24,206

Ending balance	24,206

Capital surplus
Additional paid-in capital
Beginning balance	47,525

Ending balance	47,525

Total capital surplus
Beginning balance	47,525

Ending balance	47,525

Retained earnings
Legal reserve
Beginning balance	5,669

Ending balance	5,669

Other retained earnings
Reserve for dividend
Beginning balance	750

Ending balance	750

Reserve for technical research
Beginning balance	1,500

Ending balance	1,500

Reserve for deduction entries
Beginning balance	999
Changes in the term
Reversal of reserve for advanced depreciation	(37)

Total changes in the term	(37)

Ending balance	962

General reserves
Beginning balance	85,000

Ending balance	85,000

(Millions of Yen)

Retained earnings carried forward
Beginning balance	53,409
Changes in the term
Reversal of reserve for advanced depreciation	37
Dividends from surplus	(8,955)
Net income	3,255
Disposal of treasury stock	0

Total changes in the term	(5,663)

Ending balance	47,746

Total retained earnings
Beginning balance	147,327
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends from surplus	(8,955)
Net income	3,255
Disposal of treasury stock	0

Total changes in the term	(5,700)

Ending balance	141,627

Treasury stock
Beginning balance	(6,436)
Changes in the term
Purchase of treasury stock	(10)
Disposal of treasury stock	1

Total changes in the term	(9)

Ending balance	(6,445)

Total shareholders’ equity
Beginning balance	212,622
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends from surplus	(8,955)
Net income	3,255
Purchase of treasury stock	(10)
Disposal of treasury stock	1

Total changes in the term	(5,709)

Ending balance	206,913

(Millions of Yen)

Valuation and translation adjustments
Net unrealized gains or securities
Beginning balance	1,368
Changes in the term
Net change of items other than shareholders’ equity	2,438

Total changes in the term	2,438

Ending balance	3,806

Total valuation and translation adjustments
Beginning balance	1,368
Changes in the term
Net change of items other than shareholders’ equity	2,438

Total changes in the term	2,438

Ending balance	3,806

Total net assets
Beginning balance	213,990
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends from surplus	(8,955)
Net income	3,255
Purchase of treasury stock	(10)
Disposal of treasury stock	1
Net change of items other than shareholders’ equity	2,438

Total changes in the term	(3,271)

Ending balance	210,719

Notes to Non-consolidated Financial Statements
     Significant Accounting Policies
1. Valuation of securities

Held-to-maturity securities:	Amortized cost (Straight-line method)
Stocks of subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost
2. Valuation of net assets and liabilities accrued from derivative transactions:

Fair market value as of fiscal year-end
3. Valuation of inventories

Inventories are valued at the lower of cost or market price.
Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market

4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
(Excluding Lease assets)	However, buildings acquired on or after April 1, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
	Buildings:	38 to 50 years
	Machinery and equipment:	7 to 10 years

Intangible fixed assets:	Straight-line method
(Excluding Lease assets)	Goodwill is amortized uniformly over a 5-year period.
Software for internal use is depreciated on the straight-line method over its estimated useful life (5 years).
Industrial property rights are amortized uniformly over 8 to 14-year period.

Lease assets:
Lease assets relating to finance lease transactions, excluding those whose ownership is transferred to the lessee upon lease expiration, are depreciated by the straight-line method over the lease term with no residual value, the lease term being regarded as the estimated asset service life. Finance lease transactions whose lease transaction commenced on and before March 31, 2008, excluding those in which the ownership of the lease asset is transferred to the lessee upon expiration of the lease, are accounted for by the accounting method used for ordinary lease transactions.

5. Allowances

Allowance for doubtful accounts:
The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Allowance for officers bonuses:	In preparation for the anticipated payment of bonuses to directors, we appropriated the amount estimated to pay for the term.
Allowance for product warranties:	In preparation for the payment of product after-service and free post-sale repair services, we appropriated the projected amount based on actual payment in the past.
Retirement and termination allowances:
To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

Estimated retirement allowances for directors and statutory auditors:

The Company terminated the retirement allowance plan for directors and statutory auditors as of the end of the Ordinary General Meeting of Shareholders held on June 29, 2006. The balance of the term end is the amount of the reserve for the period of office served until abolition of the plan by those current directors (excluding outside director) and statutory auditors who served until June 29, 2006.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

7.	Restatement/ reclassification
The “Industrial property rights” (balance at previous year-end: 79 million yen) that until the previous year has been included in “Other intangible fixed assets” under “Intangible Fixed Assets” is reported in a separate line from the current fiscal year, because its importance has increased.

Notes to Balance Sheet

1. Accumulated depreciation on tangible fixed assets:
Buildings	21,110 million yen
Structures	1,883 million yen
Machinery and equipment	14,718 million yen
Vehicles and transportation equipment	355 million yen
Tools, furniture and fixtures	26,186 million yen

Total	64,252 million yen

2. Guarantee (contingent liabilities):
Guarantee for borrowing from financial institution
Makita U.S.A. Inc.	4,652 million yen
Makita Chile Commercial Ltda.	107 million yen
Guarantee for housing loan to employees	8 million yen
Guarantee for the customer’s accounts payable
Makita General Service Co., Ltd.	2 million yen

Total	4,769 million yen

3. Receivables and payables for affiliates:
Short-term receivables	19,305 million yen
Long term receivables	1,250 million yen
Short-term payables	2,884 million yen

Notes to Statement of Income

Transactions with affiliates
Amount of operating transactions
Sales	30,508 million yen
Purchases, etc.	17,836 million yen
Amount of non-operating transactions	7,113 million yen

Notes to Statement of Changes in Net Assets
          1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	140,008,760 shares	-	-	140,008,760 shares

          2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	2,244,755 shares	3,713 shares	110 shares	2,248,358 shares

(Reasons for the change)
     The reason for the increase is the purchases fractional shares: 3,713 shares.
     The reason for the decrease is the sales of fractional shares: 110 shares.
          3. Matter regarding subscription rights
                    None.
          4. Matter regarding dividend distribution
                    (1) Amount of dividend distribution

Resolution	Kind of shares	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2009	Common stock	6,888	50	March 31, 2009	June 26, 2009
Board of Directors’ meeting held on October 31, 2009	Common stock	2,067	15	September 30, 2009	November 27, 2009

                    (2) Although the record date falls in the term, some dividends become effective during the following term.

Scheduled resolution	Kind of shares	Dividend resource	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2010	Common stock	Retained earnings	5,097	37	March 31, 2010	June 28, 2010

Notes to Tax Effect Accounting
          The main reasons for deferred tax assets and liabilities are as follows:

Short-term deferred tax assets
Accrued expenses	1,432	million yen
Inventories	542	million yen
Others	446	million yen

Net amount of short-term deferred tax assets	2,420	million yen

Long-term deferred tax assets
Unrealized losses on investment securities	3,817	million yen
Excess in depreciation	1,417	million yen
Tax credit carried forward	1,371	million yen
Others	821	million yen

Subtotal	7,426	million yen
Allowance account	(3,084)	million yen

Total	4,342	million yen

Long-term deferred tax liabilities
Difference in revaluation of securities	(2,530)	million yen
Advanced depreciation	(641)	million yen
Retirement and termination allowances	(2,234)	million yen

Total	(5,405)	million yen

Net amount of long-term deferred tax liabilities	1,063	million yen

Major items causing the significant difference between the statutory effective income tax rate applicable to the Company and the rates of tax burden after the adoption of tax effect accounting are as follows:

Statutory effective tax rate	40.0%
(Reconciliations)
Provision for valuation allowance	43.8%

Dividend income and other permanently non-taxable income	(52.1%)
Deduction of deemed foreign taxes	(4.9%)

Other	3.9%

Tax burden rates after tax effect accounting	30.7%

Notes to Fixed Assets Used through Leases
1.	Notes to finance leases excluding the leases where ownership is transferred to the lessee which had been contracted before the first year of adoption of “Accounting Standards for Lease Transactions”
     (1) Amount equivalent to acquisition cost, accumulated depreciation and balance at end of the term for leased assets
     None.
     (2) Amount equivalent to balance at end of the term for unexpired leases
     None.
     (3) Amount of lease paid, equivalent amount of depreciation and interest expense

Lease paid	1	million yen
Depreciation	1	million yen
Interest expense	0	million yen
     (4) Method for calculating the equivalent amount of depreciation
The lease period is considered the service life, using the straight-line method such that zero is the salvage value at end of the lease period.
     (5) Method for calculating the equivalent amount of interest expense
The difference between the total amount of the lease and the amount to acquire the leased items is treated as the amount equivalent to interest expense. It is applied to each term in accordance with the interest calculation method.
     2. Operating leases
          Lease commitments under non-cancelable operating leases

Within 1 year	159	million yen
Over 1 year	448	million yen

Notes to Transactions with Affiliates
     1. Directors and primary individual shareholders

Attribute	Directors and their relatives	Companies which directors and their relatives own the majority of voting rights (including the subsidiaries of such companies)

Corporate name	JTEKT Corporation	TOA Co., Ltd. (Note 2)	Maruwa, Ltd. (Note 3)

Address	-	Okazaki City, Aichi Prefecture	Okazaki City, Aichi Prefecture

Capital stock (millions of yen)	-	50	24

Principal business or position	Director of the Company (President and Representative Director of JTEKT Corporation)	Design, manufacture and distribution of automatic regulators	Real estate business

Owning and owned ratio of voting rights (%)	Direct owning ratio: 0.0 Direct owned ratio: 0.1	Direct owned ratio: 0.0	Direct owned ratio: 2.7

Relationship with affiliates	Purchase of production equipment	Purchase of production equipment Concurrently serving as a director	Advertising Concurrently serving as a director

Principal transactions	Purchase of production equipment (Note 1)	Purchase of production equipment (Note 1)	Advertising (Note 1)

Transaction amount (millions of yen) (Note 4)	3	28	2

Account title	-	Other accounts payable	-

Balance at end of the term (millions of yen) (Note 4)	-	2	-

          Terms of transactions and the policy to decide the terms
(Note 1)	The terms of the transactions with JTEKT Corporation, TOA Co., Ltd. and Maruwa, Ltd. are the same as those other general transactions.

(Note 2)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 100% of voting rights of TOA Co., Ltd.

(Note 3)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 74.2% of voting rights of Maruwa, Ltd.

(Note 4)	The above stated transaction amount do not include consumption tax, and that balance at end of the term includes consumption tax.

2. Subsidiaries

Attribute	Subsidiaries

Corporate name	Makita U.S.A. Inc.			Makita Canada Inc.		Dolmar G.m.b.H (Germany)		Makita Gulf FZE (U.A.E.)

Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0			Direct owning ratio: 100.0		Direct owning ratio: 1.0 Indirect owning ratio: 99.0		Direct owning ratio: 100.0

Relationship with affiliates	Debt guarantee Money loan Concurrently serving as a director (Number of directors: 1)			Money loan Concurrently serving as a director (Number of directors: 1)		Money loan Concurrently serving as a director (Number of directors: 1)		Money loan Concurrently serving as a director (Number of directors: 1)

Principal transactions	Debt guarantee (Note 1)	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan

Transaction amount (millions of yen) (Note 3)	4,652	1,247	3,425	1,388	1,632	7,256	7,809	11,486	12,328

Account title	-			-		Short-term loans receivable		Short-term loans receivable

Balance at end of the term (millions of yen) (Note 3)	-			-		1,624		3,815

Attribute	Subsidiaries

Corporate name	Makita do Brasil Ferramentas Elétricas Ltda.		Makita Oy (Finland)		Makita Numazu Corporation (Numazu city Shizuoka Prefecture)		Makita International Europe Ltd. (U.K.)

Owning and owned ratio of voting rights (%)	Direct owning ratio: 99.9		Indirect owning ratio: 100.0		Direct owning ratio: 100.0		Direct owning ratio: 100.0

Relationship with affiliates	Money loan		Money loan Concurrently serving as a director (Number of directors: 1)		Money loan Concurrently serving as a director (Number of directors: 1)		Receipt of dividends Concurrently serving as a director (Number of directors: 2)

Principal transactions	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan	Receipt of dividends

Transaction amount (millions of yen) (Note 3)	6,050	6,868	4,241	7,793	3,600	3,750	5,192

Account title	Short-term loans receivables		-		Long-term loans receivable		Dividend income

Balance at end of the term (millions of yen) (Note 3)	4,100		-		1,250		-

  Terms of transactions and the policy to decide the terms
(Note 1)	For Makita U.S.A. Inc., we have guaranteed liabilities up to 50 million US dollars. (No time limit)

(Note 2)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. We have not taken collateral.

(Note 3)	Consumption tax is not included in the transaction amount and the balance at end of the term.

Notes to Information Per Share

Net assets per share	1,529.61	yen
Net assets per share attributable to common stock was computed based on following;
Total net assets in the balance sheet	210,719	million yen
Net assets available to common stock	210,719	million yen
Number of shares outstanding (excluding treasury stock) as of March 31, 2010	137,760,402	shares
Net income per share	23.63	yen
Net income per share attributable to common stock was computed based on following;
Net income	3,255	million yen
Net income available to common stock	3,255	million yen
Average number of outstanding shares of common stock	137,762,051	shares

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 24, 2010
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Noriaki Habuto
Designated and Engagement Partner
Certified Public Accountant
Masaru Yamakawa
Designated and Engagement Partner
Certified Public Accountant
Hisashi Ohkita
Designated and Engagement Partner
Certified Public Accountant
  We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statements of shareholder’s equity and comprehensive income(loss) and footnotes of Makita Corporation for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
  In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Makita Corporation and consolidated subsidiaries as of March 31, 2010 and the consolidated result of their operation for the year then ended, in conformity with Article 3(1) of the supplementary provision of the regulation on the Corporate Law(the ordinance of the Ministry of the Justice No.46, 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note1, Significant Accounting policies, Notes to the consolidated financial statements).
Supplementary information
As discussed in Note 7, Significant Accounting Policies, Notes to the consolidated financial statements, starting with this fiscal year, the Company has adopted Financial Accounting Standards Board (“FASB”) ASC 810, “Consolidation” (former SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”).
  Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 24, 2010
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Noriaki Habuto
Designated and Engagement Partner
Certified Public Accountant
Masaru Yamakawa
Designated and Engagement Partner
Certified Public Accountant
Hisashi Ohkita
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Makita Corporation as of March 31, 2010 and for the 98th business year from April 1, 2009 to March 31, 2010 in accordance with Article 436(2)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Makita Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English Translation of the Audit Report of Board of Statutory Auditors Originally Issued in Japanese Language
AUDIT REPORT
          The Board of Statutory Auditors, having discussed with each other based on the audit reports prepared by each Statutory Auditor regarding the performance of duties of Directors during the 98th fiscal period, from April 1, 2009 to March 31, 2010, does hereby report the results of their audit as follows:
1. Auditing Method Employed by Statutory Auditors and Board of Statutory Auditors and Details Thereof
     The Board of Statutory Auditors established the audit policy and duties of each Statutory Auditor, received reports from each Statutory Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Accounting Auditors on the performance of their duties, and, when necessary, requested explanations.
     In conformity with the auditing standards for the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policy and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, each Statutory Auditor has had communication with Directors, employees such as a staff of Internal Auditing Office and other related persons and endeavored to gather information and create an improved environment for auditing. Each Statutory Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. Each Statutory Auditor also inspected the important documents and examined the status of operations and properties at the head office and the principal offices of the Company. The Statutory Auditors monitored and examined the contents of resolutions by the Board of Directors regarding establishment of the systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company’s operation will be conducted appropriately (Internal Control System) and the status of such system being established in accordance with such resolutions. As for the subsidiaries of the Company, the Statutory Auditors, having communication with the directors and statutory auditors and other related persons of the subsidiaries and sharing information among them, received reports from such subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.
     In addition, the Statutory Auditors also monitored and examined whether the Accounting Auditors maintain their independence and conduct their audits in an appropriate manner. The Statutory Auditors received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Statutory Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 131 of the Ordinance for Corporate Accounting) in compliance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005). The Statutory Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Statutory Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to consolidated financial statements).
2. Results of Audit
(1) Results of Audit of the Business Report and Others
A.
We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.

C.
We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules
               We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.
(3) Results of Audit of the Consolidated Financial Statements
               We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.

May 26, 2010
Board of Statutory Auditors
Makita Corporation
Toshihito Yamazoe
Standing Statutory Auditor
Haruhito Hisatsune
Standing Statutory Auditor
(Outside Statutory Auditor)
Masafumi Nakamura
Outside Statutory Auditor
Michiyuki Kondo
Outside Statutory Auditor

REFERENCE DOCUMENT
Propositions and explanatory information
     Agenda Item No. 1: Appropriations of Surplus
          The Company makes it its basic policy for profit distribution to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividends at 18 yen per share; provided, however, that if special circumstances arise, the amount of dividends will be determined based on Net income attributable to Makita Corporation after certain adjustments reflecting such circumstances.
          Taking into consideration this basic policy, the future business environment and the business strategy, it is proposed that the surplus be appropriated as follows. As this appropriation, the total dividends for the term under review shall amount to 52 yen per share that include interim dividends in the amount of 15 yen per share.
1. Matters on allocation of dividends to shareholders and total amount of allocation
          37 yen per share of common stock
          Total amount: 5,097,134,874 yen
2. Effective date of dividend payment
          June 28, 2010
     Agenda Item No. 2: Payment of Bonus to Directors
          Bonuses to Directors of the Company are, as with the basic policy for profit distributions, linked to consolidated business result. Provided, however, that compensation to Outside Director and Statutory Auditors are fixed, and they are not eligible to receive bonus payments.
          At end of the term, the Company has 11 directors. In accordance with above policy, we would like to pay directors bonuses to 10 directors in the amount of 96 million yen considering performance during the term. This is with the exception of Mr. Motohiko Yokoyama, who is an Outside Director.